UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 1)1

ModusLink Global Solutions, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

60786L107
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 19, 2011
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 60786L107

1	NAME OF REPORTING PERSON HANDY & HARMAN LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,818,690
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,818,690
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,818,690
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.7%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 60786L107

1	NAME OF REPORTING PERSON BNS HOLDING, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 540,015
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 540,015
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 540,015
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 60786L107

1	NAME OF REPORTING PERSON STEEL PARTNERS, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 60,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 60,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 60,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 60786L107

1	NAME OF REPORTING PERSON SPH GROUP HOLDINGS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 540,015
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 540,015
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 540,015
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 60786L107

1	NAME OF REPORTING PERSON SPH GROUP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 540,015
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 540,015
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 540,015
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 60786L107

1	NAME OF REPORTING PERSON STEEL PARTNERS HOLDINGS L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 540,015
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 540,015
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 540,015
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 60786L107

1	NAME OF REPORTING PERSON STEEL PARTNERS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 540,015
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 540,015
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 540,015
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 60786L107

1	NAME OF REPORTING PERSON WARREN G. LICHTENSTEIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 600,015
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 600,015
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 600,015
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 60786L107

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”).  This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Paragraph 6 of Item 2(a) is hereby amended and restated to read as follows:

Set forth on Schedule A annexed hereto is the name and present principal business, occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of (i) the executive officers and directors of HNH, (ii) the executive officers and directors of BNS, (iii) the executive officers and directors of SPL, (iv) Steel Partners Holdings GP Inc. (“Steel Holdings GP”), the general partner of Steel Holdings, the managing member of SPHG and the manager of SPHG Holdings, (v) the executive officers of Partners LLC and (vi) the executive officers and directors of Steel Holdings GP.  To the best of the Reporting Persons’ knowledge, except as otherwise set forth herein, none of the persons or entities listed on Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The aggregate purchase price of the 3,818,690 Shares owned directly by HNH is approximately $13,626,974, including brokerage commissions.  The Shares owned directly by HNH were acquired with the working capital of HNH.

The aggregate purchase price of the 540,015 Shares owned directly by BNS is approximately $2,027,540, including brokerage commissions.  The Shares owned directly by BNS were acquired with the working capital of BNS.

The aggregate purchase price of the 60,000 Shares owned directly by SPL is approximately $411,192, including brokerage commissions.  The Shares owned directly by SPL were acquired with the working capital of SPL.

Set forth on Schedule B annexed to the initial Schedule 13D (“Schedule B”) is the aggregate purchase price of the Shares beneficially owned, if any, by each of the executive officers and directors, who are not Reporting Persons, of the entities listed on Schedule A.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On October 19, 2011, HNH delivered a letter to Joseph C. Lawler, Chairman, President and CEO of the Issuer in response to the Issuer’s adoption of a tax benefit preservation plan purportedly to help preserve the value of the Issuer’s net operating losses and other deferred tax benefits (the “Plan”).  The letter calls on the Issuer to promptly and fully disclose the current number of Shares that may be purchased by existing five-percent stockholders without triggering an “ownership change” under Section 382 of the Internal Revenue Code, as well as the current “ownership change” percentage for purposes of Section 382.  To the extent there currently are Shares available to be purchased, the letter requests an exemption under the Plan for the Reporting Persons to purchase up to approximately 14.9% of the outstanding Shares, subject to pro rata reduction to the extent other five-percent stockholders request a similar exemption under the Plan and the aggregate number of Shares for which exemptions have been requested exceeds the number of Shares available for purchase without triggering an “ownership change.”  To the extent the Board of Directors of the Issuer (the “Board”) is unwilling to fully disclose this information and to promptly comply with the Reporting Persons’ request for an exemption, the Reporting Persons would have to assume that the Plan was adopted as an anti-takeover measure intended to insulate the current Board from the influence of all stockholders.  If this were the case, the Reporting Persons would be left with no choice but to take any and all action necessary to protect their investment in the Issuer.  As time is of the essence in this matter, the Reporting Persons demanded that the Board respond to this request promptly.  A copy of the letter is attached as Exhibit 99.1 hereto and incorporated herein by reference.

CUSIP NO. 60786L107

Item 5.	Interest in Securities of the Issuer.

Item 5(a) is hereby amended and restated to read as follows:

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 43,820,641 Shares outstanding, which is the total number of Shares outstanding as of October 7, 2011, as reported in the Issuer’s Form 10-K filed with the Securities and Exchange Commission on October 14, 2011.

As of the close of business on October 18, 2011, HNH owned directly 3,818,690 Shares, constituting approximately 8.7% of the Shares outstanding.

As of the close of business on October 18, 2011, BNS owned directly 540,015 Shares, constituting approximately 1.2% of the Shares outstanding.  By virtue of their relationship with BNS discussed in further detail in Item 2, each of Steel Holdings, SPHG Holdings, SPHG, Partners LLC and Warren G. Lichtenstein may be deemed to beneficially own the Shares owned directly by BNS.

As of the close of business on October 18, 2011, SPL owned directly 60,000 Shares, constituting less than 1% of the Shares outstanding.  By virtue of his relationship with SPL discussed in further detail in Item 2, Warren G. Lichtenstein may be deemed to beneficially own the Shares owned directly by SPL.

Set forth on Schedule B is the aggregate number and percentage of Shares beneficially owned, if any, by each of the executive officers and directors, who are not Reporting Persons, of the entities listed on Schedule A.  Unless otherwise indicated thereon, each of the persons listed on Schedule B has (i) the sole power to vote and dispose of the Shares they beneficially own, if any, and (ii) the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares that they beneficially own, if any.

This statement reports an aggregate of 4,428,705 Shares, constituting approximately 10.1% of the Shares outstanding.

Item 5(c) is hereby amended to add the following:

(c)           Schedule C annexed hereto lists all transactions in the Shares since the filing of the initial Schedule 13D by the Reporting Persons.  All of such transactions were effected in the open market.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Letter from Handy & Harman Ltd. to ModusLink Global Solutions, Inc., dated October 19, 2011.

CUSIP NO. 60786L107

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 19, 2011	HANDY & HARMAN LTD.

	By:	/s/ James F. McCabe, Jr.
James F. McCabe, Jr. Senior Vice President and Chief Financial Officer

BNS HOLDING, INC.

By:	/s/ Terry Gibson
Terry Gibson President and Chief Executive Officer

STEEL PARTNERS, LTD.

By:	/s/ Jack L. Howard
Jack L. Howard President

SPH GROUP HOLDINGS LLC

By:	Steel Partners Holdings GP Inc. Manager

By:	/s/ Sanford Antignas
Sanford Antignas as Attorney-In-Fact for Warren G. Lichtenstein, Chief Executive Officer

SPH GROUP LLC

By:	Steel Partners Holdings GP Inc. Managing Member

By:	/s/ Sanford Antignas
Sanford Antignas as Attorney-In-Fact for Warren G. Lichtenstein, Chief Executive Officer

CUSIP NO. 60786L107

STEEL PARTNERS HOLDINGS L.P.

By:	Steel Partners Holdings GP Inc. General Partner

By:	/s/ Sanford Antignas
Sanford Antignas as Attorney-In-Fact for Warren G. Lichtenstein, Chief Executive Officer

STEEL PARTNERS LLC

By:	/s/ Sanford Antignas
Sanford Antignas Chief Operating Officer

/s/ Sanford Antignas
SANFORD ANTIGNAS as Attorney-In-Fact for Warren G. Lichtenstein

CUSIP NO. 60786L107

SCHEDULE A

Executive Officers and Directors of Handy & Harman Ltd.

Name and Position	Present Principal Occupation	Business Address
Warren G. Lichtenstein, Chairman	Chairman and Chief Executive Officer of Steel Partners LLC, a global management firm	c/o Steel Partners LLC 590 Madison Avenue, 32nd Floor New York, NY 10022
Glen M. Kassan, Vice Chairman and Chief Executive Officer	Managing Director and operating partner of Steel Partners LLC, a global management firm	c/o Steel Partners LLC 590 Madison Avenue, 32nd Floor New York, NY 10022
Robert Frankfurt, Director*	President of Myca Partners, Inc., an investment advisory services firm	c/o Handy & Harman Ltd. 1133 Westchester Avenue, Suite N222 White Plains, New York 10604
Jack L. Howard, Director	President of Steel Partners LLC, a global management firm, and a principal of Mutual Securities, Inc., a registered broker dealer	c/o Steel Partners LLC 590 Madison Avenue, 32nd Floor New York, NY 10022
John H. McNamara, Jr., Director	Managing Director and investment professional of Steel Partners LLC, a global management firm	c/o Steel Partners LLC 590 Madison Avenue, 32nd Floor New York, NY 10022
Mitchell I. Quain, Director	Managing Director of One Equity Partners, a private investment firm	c/o Handy & Harman Ltd. 1133 Westchester Avenue, Suite N222 White Plains, NY 10604
Garen W. Smith, Director	Vice President, Secretary and Treasurer of New Abundance Corp., a business consulting company	c/o Handy & Harman Ltd. 1133 Westchester Avenue, Suite N222 White Plains, NY 10604
Jeffrey A. Svoboda, Senior Vice President and Director	President and Chief Executive Officer of Handy & Harman Group Ltd., a subsidiary of Handy & Harman Ltd.	c/o Handy & Harman Ltd. 1133 Westchester Avenue, Suite N222 White Plains, NY 10604
James F. McCabe, Jr., Chief Financial Officer and Senior Vice President	Chief Financial Officer, Senior Vice President and President, Shared Services of Handy & Harman Ltd.	c/o Handy & Harman Ltd. 1133 Westchester Avenue, Suite N222 White Plains, NY 10604

* Mr. Frankfurt has recused himself from all matters relating to Handy & Harman Ltd.’s investment in ModusLink Global Solutions, Inc.

CUSIP NO. 60786L107

Executive Officers and Directors of BNS Holding, Inc.

Name and Position	Present Principal Occupation	Business Address
Jack L. Howard, Chairman	President of Steel Partners LLC, a global management firm, and a principal of Mutual Securities, Inc., a registered broker dealer	c/o Steel Partners LLC 590 Madison Avenue, 32nd Floor New York, NY 10022
Larry Callahan, Director	Vice President of Wheelhouse Securities Corp., a broker dealer	c/o Wheelhouse Securities Corp. 8230 Forsyth Blvd., Suite 210 St. Louis, MO 63105
Kenneth Kong, Director	Principal of Steel Partners LLC, a global management firm	c/o Steel Partners LLC 590 Madison Avenue, 32nd Floor New York, NY 10022
Terry Gibson, President and Chief Executive Officer	Managing Director of SP Corporate Services, LLC, a management and advisory services company	c/o SP Corporate Services, LLC 590 Madison Avenue, 32nd Floor New York, NY 10022

Executive Officers and Directors of Steel Partners, Ltd.

Name and Position	Present Principal Occupation	Business Address
Warren G. Lichtenstein, Chairman, Chief Executive Officer and Director	Chairman and Chief Executive Officer of Steel Partners LLC, a global management firm	c/o Steel Partners LLC 590 Madison Avenue, 32nd Floor New York, NY 10022
Jack L. Howard, President	President of Steel Partners LLC, a global management firm, and a principal of Mutual Securities, Inc., a registered broker dealer	c/o Steel Partners LLC 590 Madison Avenue, 32nd Floor New York, NY 10022
Sanford Antignas, Chief Operating Officer and Secretary	Managing Director, Chief Operating Officer and Secretary of Steel Partners LLC, a global management firm	c/o Steel Partners LLC 590 Madison Avenue, 32nd Floor New York, NY 10022

CUSIP NO. 60786L107

General Partner of Steel Partners Holdings L.P., Managing Member of SPH Group LLC and Manager of SPH Group Holdings LLC

Name	Present Principal Business	Business Address
Steel Partners Holdings GP Inc.	General Partner of Steel Partners Holdings L.P., Managing Member of SPH Group LLC and Manager of SPH Group Holdings LLC	590 Madison Avenue, 32nd Floor New York, NY 10022

Executive Officers of Steel Partners LLC

Name and Position	Present Principal Occupation	Business Address
Warren G. Lichtenstein, Chairman and Chief Executive Officer	Chairman and Chief Executive Officer of Steel Partners LLC, a global management firm	c/o Steel Partners LLC 590 Madison Avenue, 32nd Floor New York, NY 10022
Jack L. Howard, President	President of Steel Partners LLC, a global management firm, and a principal of Mutual Securities, Inc., a registered broker dealer	c/o Steel Partners LLC 590 Madison Avenue, 32nd Floor New York, NY 10022
Sanford Antignas, Managing Director, Chief Operating Officer and Secretary	Managing Director, Chief Operating Officer and Secretary of Steel Partners LLC, a global management firm	c/o Steel Partners LLC 590 Madison Avenue, 32nd Floor New York, NY 10022

CUSIP NO. 60786L107

Executive Officers and Directors of Steel Partners Holdings GP Inc.

Name and Position	Present Principal Occupation	Business Address
Warren G. Lichtenstein, Chairman, Chief Executive Officer and Director	Chairman and Chief Executive Officer of Steel Partners LLC, a global management firm	c/o Steel Partners LLC 590 Madison Avenue, 32nd Floor New York, NY 10022
Jack L. Howard, President, Secretary and Director	President of Steel Partners LLC, a global management firm, and a principal of Mutual Securities, Inc., a registered broker dealer	c/o Steel Partners LLC 590 Madison Avenue, 32nd Floor New York, NY 10022
James F. McCabe, Jr., Chief Financial Officer	Chief Financial Officer, Senior Vice President and President, Shared Services of Handy & Harman Ltd.	c/o Handy & Harman Ltd. 1133 Westchester Avenue, Suite N222 White Plains, NY 10604
Anthony Bergamo, Director	Vice Chairman of MB Real Estate, a property management company	c/o MB Real Estate 335 Madison Avenue, 14th Floor New York, NY 10017
John P. McNiff, Director	Partner of Mera Capital Management LP, a private investment partnership	c/o Mera Capital Management LP 161 Washington Street, Suite 1560 Conshohocken, PA 19428
Joseph L. Mullen, Director	Managing Partner of Li Moran International, Inc., a management consulting company	c/o Li Moran International 611 Broadway, Suite 722 New York, NY 10012
General Richard I. Neal, Director	President of Sisvel US, Inc. and Audio MPEG, Inc., licensors of intellectual property	c/o Sisvel US, Inc. 66 Canal Center Plaza, Suite 750 Alexandria, VA 22314
Allan R. Tessler, Director	Chairman and Chief Executive Officer of International Financial Group, Inc., an international merchant banking firm	c/o International Financial Group, Inc. 2500 North Moose Wilson Road Wilson, WY 83014

CUSIP NO. 60786L107

SCHEDULE C

Transactions in the Securities of the Issuer Since the Filing of the Initial Schedule 13D

Class of Security	Securities Purchased	Price ($)	Date of Purchase
HANDY & HARMAN LTD.
Common Stock	50,000	4.0000	10/14/11
Common Stock	11,430	3.9824	10/17/11